UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on April 23, 2020

DATE, TIME AND PLACE: On April 23, 2020, at 10 a.m., by audioconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of the majority of its members.

CALL NOTICE AND ATTENDANCE: Held in accordance with article 16, §1 of the Company's Bylaws.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on: (i) acknowledgment of the resignation presented by Mr. Celso Clemente Giacometti to the positions of member of the Board of Directors, Coordinator of the Nomination and Governance Committee and member of the Remuneration Committee of the Company; (ii) the appointment of Mr. Álvaro Antonio Cardoso de Souza, current member of the Nomination and Governance Committee of the Company, to the position of Coordinator of the referred Committee; (iii) the exoneration of Mr. Bernardo Parnes from the position of Coordinator of the Risk and Compliance Committee of the Company; (iv) the appointment of Mr. Álvaro Antonio Cardoso de Souza, current member of the Risk and Compliance Committee of the Company, to the position of Coordinator of the referred Committee; and (v) the exoneration of Mr. José Roberto Machado Filho, Executive Officer of the Company.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors approved: (i) to Know the request for resignation, with effect from 30 April 2020, of Mr. Celso Clemente Giacometti, holder of identity card RG nº 3.179.758-1 SSP/SP, registered with CPF/MF under nº 029.303.408-78, to the positions of member of the Board of Directors, Coordinator of the Nomination and Governance Committee and member of the Remuneration Committee of the Company, presented by letter sent to the Company (Attachment I). The Directors thanked Mr. Celso Clemente Giacometti for the relevant services rendered to the Company during his term on the Board and on the Company's Committees; (ii) to appoint, with effect from 30 April 2020, pursuant to article 14, paragraph 6, of the Company's Bylaws and the favorable recommendation of the Nomination and Governance Committee, for a term of office until the investiture of the elected members at the first Meeting of the Board of Directors to be held after the Ordinary General Meeting of 2021, Mr. Álvaro Antonio Cardoso de Souza, Portuguese, married, economist, holder of ID card for foreigner RNE nº W401505-E, registered with CPF/MF under nº 249.630.118-91, current member of Nomination and Governance Committee of the Company, to the position of Coordinator of the Nomination and Governance Committee; (iii) exonerate, with effect from this date, Mr. Bernardo Parnes, Brazilian, married, business administrator, holder of identity card RG nº 8.331.247-X SSP/SP, registered with CPF/MF under nº 006.102.448-17, as Coordinator of the Company's Risk and Compliance Committee; (iv) to appoint, with effect from this date, pursuant to article 14, paragraph 6, of the Company's Bylaws and the favorable recommendation of the Nomination and Governance Committee, for a term of office until the investiture of the elected members at the first Meeting of the Board of Directors to be held after the Ordinary General Meeting of 2021, Mr. Álvaro Antonio Cardoso de Souza, above qualified, current member of the Company's Risk and Compliance Committee, to the position of Coordinator of the Company's Risk and Compliance Committee; and (v) exonerate, with effect from April 22, 2020, the Executive Officer of the Company, Mr. José Roberto Machado Filho, Brazilian, married, engineer, holder of RG Identity Card nº 17.421.547-2 SSP/SP, enrolled in CPF/MF under nº 116.001.028-59.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice Chairman; Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía e Marília Artimonte Rocca – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 23, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer